

DBS GROUP HOLDINGS

82-3172

8 January 2003



03007639

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 8 January 2003 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi
Bank Executive
Secretariat
6878 8841 (DID)

Enc

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Registration No : 199901152M

This is Not A Receipt Unless it is Machine Receipted

RCB 500973 08/01/2003 $10.00

MAIL BOX NO : __________
(for Mailbox Subscribers)



REGISTRY OF COMPANIES AND BUSINESSES
http://www.rcb.gov.sg

24

200207

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 8 January 2003

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,839,929	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,839,929	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 8 January 2003



Signature:

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

 DBS GROUP HOLDINGS

6 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 6 January 2003 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,770		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 6 January 2003

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Non-voting redeemable~~ convertible preference ~~Preference~~ shares	~~Non-voting convertible~~ preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,468,837,929	S$66,475,374	19,608,841
Paid-up Share Capital	1,468,837,929	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 6 January 2003



Signature:

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No.  DBS Group Holdings Ltd (199901152M)

This is Not A Receipt Unless it is Machine Receipted

RCB 496858 06/01/2003 $10.00

MAIL BOX NO ______
(for Mailbox Subscribers)


RCB

REGISTRY OF COMPANIES AND BUSINESSES
http://www.rcb.gov.sg

200207 FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.



DBS GROUP HOLDINGS

17 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 17 December 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,550		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Jeannie Hui
Address: 6 Shenton Way, DBS Bldg Tower 1
Singapore 068809

Tel No: 6878 5159
A/c No: Fax No: 6222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LIMITED

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 16 December 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: DBS GROUP HOLDINGS LIMITED

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ non-voting redeemable convertible shares	~~Others~~ non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1/- par value each	500,000,000 of S$1 par value each	5000,000,000 of S$1 par value each
Issued Share Capital	S$1,468,835,159	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,835,159	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 068809

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 December 2002

Signature: 

Name of *~~Director~~/Assistant Secretary: Jeannie Hui

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.



DBS GROUP HOLDINGS

27 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 27 November 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham Li Mei (Ms)
Address: 6 Shenton Way DBS Building Tower One, Singapore 068809
Tel No: 6878 6076
Fax No: 6222 1035
A/c No:

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LIMITED

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 27 November 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LIMITED

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference Non-voting redeemable convertible preference shares	Others Non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,831,609	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,831,609	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 068809

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) ~~the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 27 November 2002

Signature: 

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.


DEVELOPMENT BANK OF SINGAPORE LTD.

Registration No.: 199901152M

DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

RCB 459758 27/11/2002 $10.00

MAIL BOX NO : __________
(for Mailbox Subscribers)


RCB

REGISTRY OF COMPANIES AND BUSINESSES
http://www.rcb.gov.sg

200207 FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.



DBS GROUP HOLDINGS

7 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 6 November 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,458		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ Non-voting redeemable convertible preference shares	~~Others~~ Non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,830,609	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,830,609	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 6 November 2002

Signature: 

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M DBS Group Holdings.

This is Not A Receipt Unless it is Machine Receipted

RCB 435856 06/11/2002 $10.00

MAIL BOX NO : ____________

(for Mailbox Subscribers)



REGISTRY OF COMPANIES AND BUSINESSES

199910

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

30 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Return of Allotment of Shares lodged electronically dated 28 January 2003 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Jancy Wang
Bank Executive
Secretariat
6878 5246 (DID)

ENCS

/jw



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...
ORDINARY RESOLUTION 320030128114829.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / JEANNIE HUI

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.


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ORDINARY RESOLUTION 3

DBSH SHARE OPTION PLAN

RESOLVED THAT:-

(1) the share option plan to be known as the "DBSH Share Option Plan" (the "DBSH Share Option Plan"), a copy of which is tabled at this Meeting and marked "B", under which options will be granted to selected employees of the DBSH Group, including directors of the DBSH Group, and other selected participants, to subscribe for DBSH Ordinary Shares, be and is hereby approved;

(2) the Directors be and are hereby authorised:-

   (a) to establish and administer the DBSH Share Option Plan;

   (b) to modify and/or alter the DBSH Share Option Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the DBSH Share Option Plan and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the DBSH Share Option Plan; and

   (c) to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan, provided that the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and the DBSH Performance Share Plan (as defined in Resolution 5) shall not exceed 15 per cent of the total issued share capital of the Company from time to time; and

(3) subject to the terms of the DBSH Share Option Plan, the Directors be and are hereby authorised to offer and grant the Initial Options (as defined in the DBSH Share Option Plan) on the Adoption Date (as defined in the DBSH Share Option Plan).


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Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :			
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Date of allotment is invalid.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * Ee Ho Inn

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : JALAN LIMAU NIPIS

Unit : # -

Building/Estate Name : BEDOK GARDENS

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **3000**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **21/01/2003** (dd/mm/yyyy)

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To Add Allottee 

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0146810C	Ee Ho Inn	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1**		
Amount of Authorised Share Capital :	**5000000000**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468869079.00**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1468869079**	**86084215**	**0**


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0146810C	Ee Ho Inn	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5


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TAX INVOICE / RECEIPT

Receipt No : RCB0000000042745
Date/Time : 29/01/2003 15:03
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111000110596707
EP Ref No : 0000A94D

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : b230c476767027ec-2912003-15225-2073902105

Please print a copy of the receipt for your reference.



DBS GROUP HOLDINGS

27 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin
Bank Executive
Secretariat
6878 5304 (DID)

Enc


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way DBS Building Tower One
Singapore 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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ORDINARY RESOLUTION 320030117163131.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 01AE37131 / PHILIPPE M E PAILLART
- [ ] 111594291 / JOHN THEODORE OLDS
- [ ] 140467194 / ROBERT M. HOWE
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0004597G / CHAN HENG LOON ALAN
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING & YONG WEI-WOO, MRS
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S1816749B / YAP LUNE TENG
- [ ] S2622983I / JEANNIE HUI
- [x] S2623697E / HON KWEE FONG CHRISTINA
- [ ] S7032635C / SIM I-MING SHARON
- [ ] S7105065C / DEBBIE LAM THUAN MENG

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.


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ORDINARY RESOLUTION 3

DBSH SHARE OPTION PLAN

RESOLVED THAT:-

(1) the share option plan to be known as the "DBSH Share Option Plan" (the "DBSH Share Option Plan"), a copy of which is tabled at this Meeting and marked "B", under which options will be granted to selected employees of the DBSH Group, including directors of the DBSH Group, and other selected participants, to subscribe for DBSH Ordinary Shares, be and is hereby approved;

(2) the Directors be and are hereby authorised:-

   (a) to establish and administer the DBSH Share Option Plan;

   (b) to modify and/or alter the DBSH Share Option Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the DBSH Share Option Plan and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the DBSH Share Option Plan; and

   (c) to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan, provided that the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and the DBSH Performance Share Plan (as defined in Resolution 5) shall not exceed 15 per cent of the total issued share capital of the Company from time to time; and

(3) subject to the terms of the DBSH Share Option Plan, the Directors be and are hereby authorised to offer and grant the Initial Options (as defined in the DBSH Share Option Plan) on the Adoption Date (as defined in the DBSH Share Option Plan).


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allotees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26150 ✓		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee 

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S03339758J	SOH KIM SOON	Individual
S1445795Z	LEE KHENG CHEONG	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0339758J**

Identification Type : * **NRIC**

Name : * SOH KIM SOON

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309219 Retrieve Address

Block/House No. : 16

Street Name : **GENTLE DRIVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		23000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1445795Z**

Identification Type : * **NRIC**

Name : * LEE KHENG CHEONG

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 578339 Retrieve Address

Block/House No. : 56

Street Name : **JALAN CHENGAM**

Unit : # -

Building/Estate Name : **SEMBAWANG HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

		Share	
Ordinary	SINGAPORE DOLLAR (099)	1	3150

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0339758J	SOH KIM SOON	Individual
S1445795Z	LEE KHENG CHEONG	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1**		
Amount of Authorised Share Capital :	**5000000000**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468866079.00**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1468866079**	**86084215**	**0**


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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000041664

Transaction No.	Company Registration No.	Company Name
C030012859	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


DBS GROUP HOLDINGS

30 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua
Bank Executive
Secretariat
6878 6444 (DID)

Enc

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way DBS Building Tower One
Singapore 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)
Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Amount of due and payable(Ordinary) is required and must be a numeric value.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0123666J [Retrieve Details]

Identification Type : * NRIC

Name : * LIM LIAN LIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 488218 [Retrieve Address]

Block/House No. : 96

Street Name : **JALAN SIMPANG BEDOK**

Unit : # -

Building/Estate Name : **CANARY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/01/200 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0123666J	LIM LIAN LIAN	Individual



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0123666J	LIM LIAN LIAN	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1**		
Amount of Authorised Share Capital :	**5000000000**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468871079.00**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1468871079**	**86084215**	**0**



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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000043908

Transaction No.	Company Registration No.	Company Name
C030017548	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.



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10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5


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TAX INVOICE / RECEIPT

Receipt No : RCB0000000043908
Date/Time : 30/01/2003 16:03
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111000110596707
EP Ref No : 0000A9CC

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : e8f847c46cc6b81d-3012003-16037-325876212

Please print a copy of the receipt for your reference.

 DBS GROUP HOLDINGS

03 FEB -5 AM 7:21

4 Feb 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi
Bank Executive
Secretariat
6878 8841 (DID)

Enc


REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

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TAX INVOICE / RECEIPT

Receipt No : RCB0000000044969 Date/Time : 04/02/2003 14:25

Agency : RCB - RCB

Application : RCB-BIZFILE-PAYMNT1B

Paid via : NETSCash

Card No : 1111000110596707

EP Ref No : 0000AA57

Address : Address not set for this user

Sno	Code/Description	Unit Price (S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 1b8b7150f93001cf-422003-142426-1652429075

Please print a copy of the receipt for your reference.


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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000044969

Transaction No.	Company Registration No.	Company Name
C030019577	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way DBS Building Tower One
Singapore 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)
Browse...
ORDINARY RESOLUTION 320030130164028.doc
(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / JEANNIE HUI

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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ORDINARY RESOLUTION 3

DBSH SHARE OPTION PLAN

RESOLVED THAT:-

(1) the share option plan to be known as the "DBSH Share Option Plan" (the "DBSH Share Option Plan"), a copy of which is tabled at this Meeting and marked "B", under which options will be granted to selected employees of the DBSH Group, including directors of the DBSH Group, and other selected participants, to subscribe for DBSH Ordinary Shares, be and is hereby approved;

(2) the Directors be and are hereby authorised:-

(a) to establish and administer the DBSH Share Option Plan;

(b) to modify and/or alter the DBSH Share Option Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the DBSH Share Option Plan and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the DBSH Share Option Plan; and

(c) to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan, provided that the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and the DBSH Performance Share Plan (as defined in Resolution 5) shall not exceed 15 per cent of the total issued share capital of the Company from time to time; and

(3) subject to the terms of the DBSH Share Option Plan, the Directors be and are hereby authorised to offer and grant the Initial Options (as defined in the DBSH Share Option Plan) on the Adoption Date (as defined in the DBSH Share Option Plan).


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Return of Allotment of Shares



Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0219910F**

Identification Type : * **NRIC**

Name : * TAN HAM CHIANG

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417322 Retrieve Address

Block/House No. : 4

Street Name : **LORONG KEMBANGAN**

Unit : # -

Building/Estate Name : **KIMNAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		8400

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/01/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0219910F	TAN HAM CHIANG	Individual


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1**		
Amount of Authorised Share Capital :	**5000000000**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468879479.00**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1468879479**	**86084215**	**0**


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0219910F	TAN HAM CHIANG	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

 DBS GROUP HOLDINGS

03 MAR 25 AM 7:21

21 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin
Bank Executive
Secretariat
6878 5304 (DID)

Enc



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Directors/Secretaries who signed the resolution is required.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-

Browse...

stamp with the actual file name as ***filenameyyyyMMddmmsstt*** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1182228B	YEO SIOK WEE NELLY	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1182228B**

Identification Type : * **NRIC**

Name : * YEO SIOK WEE NELLY

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159960 Retrieve Address

Block/House No. : 370G

Street Name : **ALEXANDRA ROAD**

Unit : # 13 - 01

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

		Share	
Ordinary	SINGAPORE DOLLAR (099)	1	2000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/02/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1182228B	YEO SIOK WEE NELLY	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468881479.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468881479.00**	**86084215.00**	**0.00**


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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000056726

Transaction No.	Company Registration No.	Company Name
C030039693	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.



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RCB GST No: MG-8400000-5



TAX INVOICE / RECEIPT

Receipt No	: RCB0000000056726	Date/Time	: 25/02/2003 10:50
Agency	: RCB - RCB		
Application	: RCB-BIZFILE-PAYMNT1B		
Paid via	: NETSCash		
Card No	: 1111000110596707		
EP Ref No	: 0000B2BD		

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 9016decdb30ce5d1-2522003-10493-80847569

Please print a copy of the receipt for your reference.



DBS GROUP HOLDINGS

March 19, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang (Ms)
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc


RCB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : *
(max 2000 characters)

DBSH Share Option Plan

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Nominal value per share is required.
No. of shares allotted is required.
Currency is required.
Date of allotment is required.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	M4340780 [Retrieve Details]
Identification Type : *	PASSPORT
Name : *	Goh Lee Ying Lynn
Nationality : *	MALAYSIAN (304)
Mobile No :	
Occupation :	Managing Director
Email Address :	
Address Type : *	(•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	458969 [Retrieve Address]
Block/House No. :	528
Street Name :	**EAST COAST ROAD**
Unit :	# 14 - 04
Building/Estate	**OCEAN PARK**

Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **11550**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **18/03/2003** (dd/mm/yyyy)

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Mobile No. must be numeric.

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1336059F**

Identification Type : * **NRIC**

Name : * **Chua Shiow Luan Rosalind**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation : **Vice President**

Email Address :

Address Type : *
(•) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **555789** Retrieve Address

Block/House No. : **1C**

Street Name : **ST. HELIER'S AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value	Share Group	Shares Allotted

		per Share	
Ordinary	SINGAPORE DOLLAR (099)	1	4400

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0954489E** Retrieve Details

Identification Type : * **NRIC**

Name : * **Tan Chiew Song**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation : **Vice President**

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **678901** Retrieve Address

Block/House No. : **68**

Street Name : **HAZEL PARK TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11550

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
M4340780	Goh Lee Ying Lynn	Individual
S0954489E	Tan Chiew Song	Individual
S1336059F	Chua Shiow Luan Rosalind	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469115428.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469115428.00**	**86084215.00**	**0.00**



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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000072397

Transaction No.	Company Registration No.	Company Name
C030068852	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.



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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000072522

Transaction No.	Company Registration No.	Company Name
C030069094	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

 DBS GROUP HOLDINGS

03 MAR 25 7:21

March 19, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang (Ms)
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62700		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S01500441** Retrieve Details

Identification Type : * **NRIC**

Name : * **HONG TUCK KUN**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **546090** Retrieve Address

Block/House No. : **30**

Street Name : **SANDILANDS ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 44100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S22059281 [Retrieve Details]

Identification Type : * NRIC

Name : * BASTARI IRWAN @ JOSEPH ONG ZHEN CHAO

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 329780 [Retrieve Address]

Block/House No. : 352

Street Name : **BALESTIER ROAD**

Unit : # 13 - 02

Building/Estate Name : **TWIN HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 16200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/03/03 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1385950G [Retrieve Details]

Identification Type : * NRIC

Name : * Lee Kiang Wah Stephen

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507298 [Retrieve Address]

Block/House No. : 341

Street Name : **LOYANG RISE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **2400**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **19/03/2003** (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S01500441	HONG TUCK KUN	Individual
S22059281	BASTARI IRWAN @ JOSEPH ONG ZHEN CHAO	Individual
S1385950G	Lee Kiang Wah Stephen	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469178128.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469178128.00**	**86084215.00**	**0.00**



03 MAR 25 7:21

March 13, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Shanny Wee
Bank Executive
Secretariat
6878 8841 (DID)

Enc

THE DEVELOPMENT BANK OF SINGAPORE LTD
Secretariat 6 Shenton Way, #39-02, DBS Building Tower One, Singapore 068809. Telephone: 65-6878 8888 Facsimile: 65-6222 1035
Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com
Biz Regn No: 49413400C


RCB

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03 MAR 2? ?? 7:21

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...
ORDINARY RESOLUTION 320030311171741.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	902		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2512688B [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885 [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 902

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2512688B	CHIN KOK SOON	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2512688B	CHIN KOK SOON	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468959331.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468959331.00**	**86084215.00**	**0.00**



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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000068022

Transaction No.	Company Registration No.	Company Name
C030060855	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

TAX INVOICE / RECEIPT

Receipt No : RCB0000000068022 Date/Time : 13/03/2003 11:35
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111100103685699
EP Ref No : 0000BA13

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 3965ed8587cecc42-1332003-11337-1123780205

Please print a copy of the receipt for your reference.



NETS CashCard Payment Service

You are making NETS CashCard payment.

The details of your purchase order are as follow:

Trans Ref. No.	: 0000BA13
Deduct Value	: S$10.00
Date/Time	: 13/03/2003, 11:35:43

Please check that the details shown here is the same as that in the NETS E-Wallet before you continue payment.

How do I proceed to pay?

From NETS E-Wallet page, you may click "OK" to initiate deduction of payment from your card.

How do I abandon payment?

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80197		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0003448G [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG CHOON CHEONG ANDREW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 508571 [Retrieve Address]

Block/House No. : 52

Street Name : **MARIAM WAY**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1045

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S01424001 [Retrieve Details]

Identification Type : * NRIC

Name : * OON KUM LOON NEE KOH KUM LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437604 [Retrieve Address]

Block/House No. : 3

Street Name : **PEACH GARDEN**

Unit : # -

Building/Estate Name : **PEACH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 39552

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0206810I**

Identification Type : * **NRIC**

Name : * LEE SIEW MOOI

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426837 Retrieve Address

Block/House No. : 11

Street Name : **KURAU PLACE**

Unit : # -

Building/Estate Name : **GOLDLEAF GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		5250

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 28350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

Save Reset Delete Back



REGISTRY OF COMPANIES AND BUSINESSES :: online filing transactions **bizFILE**

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S12932521 Retrieve Details

Identification Type : * NRIC

Name : * KWAN BEEI LIAN JOANNE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426837 Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5250

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469039528.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469039528.00**	**86084215.00**	**0.00**



REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0142400I	OON KUM LOON NEE KOH KUM LOON	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual
S0206810I	LEE SIEW MOOI	Individual
S1293252I	KWAN BEEI LIAN JOANNE	Individual
S0003448G	CHONG CHOON CHEONG ANDREW	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



NETS CashCard Payment Service

You are making NETS CashCard payment.

The details of your purchase order are as follow:

Trans Ref. No. : 0000BA19
Deduct Value : S$10.00
Date/Time : 13/03/2003, 12:13:37

Please check that the details shown here is the same as that in the NETS E-Wallet before you continue payment.

How do I proceed to pay?

From NETS E-Wallet page, you may click "OK" to initiate deduction of payment from your card.

How do I abandon payment?

From NETS E-Wallet page, you may click "Cancel" to close the wallet and return to Payment Choice(s) page for re-selection.



REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5



TAX INVOICE / RECEIPT

Receipt No	: RCB0000000068078	Date/Time	: 13/03/2003 12:13
Agency	: RCB - RCB		
Application	: RCB-BIZFILE-PAYMNT1B		
Paid via	: NETSCash		
Card No	: 1111100103685699		
EP Ref No	: 0000BA19		

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 3965ed8587cecc42-1332003-12133-56234659

Please print a copy of the receipt for your reference.



REGISTRY OF COMPANIES AND BUSINESSES
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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000068078

Transaction No.	Company Registration No.	Company Name
C030060976	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


RCB

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000068078

Transaction No.	Company Registration No.	Company Name
C030060976	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

03 MAR 26 AM 7:21

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S01141047 [Retrieve Details]

Identification Type : * NRIC

Name : * HENG LEE CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598330 [Retrieve Address]

Block/House No. : 30A

Street Name : **KING ALBERT PARK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 12600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/03/2003 (dd/mm/yyyy)

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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0114104Z	HENG LEE CHENG	Individual


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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0114104Z	HENG LEE CHENG	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469052128.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469052128.00**	**86084215.00**	**0.00**



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The details of your purchase order are as follow:

Trans Ref. No. : 0000BA1D
Deduct Value : S$10.00
Date/Time : 13/03/2003, 12:28:02

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5



TAX INVOICE / RECEIPT

Receipt No : RCB0000000068096 Date/Time : 13/03/2003 12:28
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111100103685699
EP Ref No : 0000BA1D

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 3965ed8587cecc42-1332003-122722-877240797

Please print a copy of the receipt for your reference.



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Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000068096

Transaction No.	Company Registration No.	Company Name
C030061006	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

 DBS GROUP HOLDINGS

March 10, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Shanny Wee
Bank Executive
Secretariat
6878 8841 (DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 20,000 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 1998 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,468,938,429 20,000	1,468,938,429 20,000	Before Exercise Less Exercise	35,334,434 20,000
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,468,958,429	1,468,958,429	After Exercise	35,314,434

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature [signature]
Date 10 March 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$7.69	$153,800.00	
20,000	Total value of shares exercised =	$153,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


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Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000066757

Transaction No.	Company Registration No.	Company Name
C030058408	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time- Browse...

stamp with the actual file name as **filenameyyyyMMddmmsstt**

ORDINARY RESOLUTION 320030310113901.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0339758J [Retrieve Details]

Identification Type : * NRIC

Name : * SOH KIM SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309219 [Retrieve Address]

Block/House No. : 16

Street Name : **GENTLE DRIVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/200 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0339758J	SOH KIM SOON	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0339758J	SOH KIM SOON	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468958429.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468958429.00**	**86084215.00**	**0.00**



DBS GROUP HOLDINGS

March 7, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi
Bank Executive
Secretariat
6878 8841 (DID)

Enc



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Important Notice :

If you have not received the acknowledgment, please do not repeat the same transaction until you have checked with RCB Officer via email address Liau_Sew_Keng@rcb.gov.sg that the payment for the transaction is successfully made.

Receipt No. : RCB0000000064491

Transaction No.	Company Registration No.	Company Name
C030054286	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way DBS Building Tower One
Singapore 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH Share Option Plan

Attachment : * (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...
ORDINARY RESOLUTION 320030307151727.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Please fill in the following information. Fields marked * must be completed.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0198909Z	Tan Kim Chia	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0198909Z**

Identification Type : * **NRIC**

Name : * Tan Kim Chia

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 448906 Retrieve Address

Block/House No. : 1

Street Name : **SIGLAP ROAD**

Unit : # 02 - 04

Building/Estate Name : **MANDARIN GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		4000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/03/200 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468938429.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468938429.00**	**86084215.00**	**0.00**



DBS GROUP HOLDINGS

March 4, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

AVENS CHUA
BANK EXECUTIVE
SECRETARIAT
6878 6444 (DID)

Enc


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summ of Cap

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Secl of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH SHARE OPTION PLAN

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[ ] Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORI DOLLAR (C**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2503071J [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO KIM HOW

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598745 [Retrieve Address]

Block/House No. : 69

Street Name : **HUME AVENUE**

Unit : # 01 - 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3150

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/03/2003 (dd/mm/yyyy)

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2503071J	KHOO KIM HOW	Individual


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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2503071J	KHOO KIM HOW	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468934429.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468934429.00**	**86084215.00**	**0.00**


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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	
Payment Date :	05/03/2003

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Trans Ref. No.	: 0000B6C0
Deduct Value	: S$10.00
Date/Time	: 05/03/2003, 16:36:16

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RCB REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
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TAX INVOICE / RECEIPT

Receipt No	: RCB0000000062785	Date/Time	: 05/03/2003 16:36
Agency	: RCB - RCB		
Application	: RCB-BIZFILE-PAYMNT1B		
Paid via	: NETSCash		
Card No	: 1111000110596707		
EP Ref No	: 0000B6C0		

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 5508bce8bf5e4680-532003-163412-691743166

Please print a copy of the receipt for your reference.


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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000062785

Transaction No.	Company Registration No.	Company Name
C030051247	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.



DBS GROUP HOLDINGS

March 3, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

NORAISAH HUSSIN
BANK EXECUTIVE
SECRETARIAT
6878 5304 (DID)

Enc



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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summ of Cap

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Sect of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH SHARE OPTION PLAN

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable :

HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORI DOLLAR (C**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2205928I [Retrieve Details]

Identification Type : * NRIC

Name : * BASTARI IRWAN @ JOSEPH ONG ZHEN CHAO

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 329780 [Retrieve Address]

Block/House No. : 352

Street Name : **BALESTIER ROAD**

Unit : # 13 - 02

Building/Estate Name : **TWIN HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 9000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2205928I	BASTARI IRWAN @ JOSEPH ONG ZHEN CHAO	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S22059281	BASTARI IRWAN @ JOSEPH ONG ZHEN CHAO	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468931279.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468931279.00**	**86084215.00**	**0.00**



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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB000000062727

Transaction No.	Company Registration No.	Company Name
C030051096	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

REGISTRY OF COMPANIES AND BUSINESSES
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TAX INVOICE / RECEIPT

Receipt No : RC 00000 ... 2727

Date/Time : 05/03/2003 15:44

Agency : RCB - RCB

Application : RCB-BIZFILE-PAYMNT1B

Paid via : PCTrans

Card No : [illegible]

EP Ref No : [illegible]

Address : Address not set for this user

Sn	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment of Return of Allotment Of Shares COMPANY NAME : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer generated receipt. No signature is required.

PSI Ref No [illegible] 17-875550797

Please print a copy of the receipt for your reference.

 DBS GROUP HOLDINGS

February 25, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi
Bank Executive
Secretariat
6878 8841 (DID)

Enc



REGISTRY OF COMPANIES AND BUSINESSES
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RCB GST No: MG-8400000-5



TAX INVOICE / RECEIPT

Receipt No : RCB0000000056787 Date/Time : 25/02/2003 11:40
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111000110596707
EP Ref No : 0000B2CF

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 9016decdb30ce5d1-2522003-113858-1573934645

Please print a copy of the receipt for your reference.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1323465E	YAP YON TING	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1323465E**

Identification Type : * **NRIC**

Name : * YAP YON TING

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597904 Retrieve Address

Block/House No. : 95

Street Name : **LORONG PISANG EMAS**

Unit : # -

Building/Estate Name : **MANDARIN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		12600

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 12600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1323465E	YAP YON TING	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468922279.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468922279.00**	**86084215.00**	**0.00**



DBS GROUP HOLDINGS

24 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua
Bank Executive
Secretariat
6878 6444 (DID)

Enc


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER 1
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- H90000012 / LEUNG CHUN YING
- S0047567Z / SUPPIAH DHANABALAN
- S0070715E / NG KEE CHOE
- S0073274E / LEE KIM POO MOSES
- S0114104Z / HENG LEE CHENG
- S0291427A / FOCK SIEW WAH
- S0338521C / TOMMY KOH THONG-BEE, PROF
- S1040609I / DR YEO NING HONG
- S1137875G / CHEN TIEN LAP BERNARD
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0146810C	EE HO INN	Individual


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/02/2003 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0146810C	EE HO INN	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468909679.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468909679.00**	**86084215.00**	**0.00**


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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	○ Deposit Account Service ◉ Others
Deposit Service Account No :	
Payment Date :	25/02/2003

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You are making NETS CashCard payment.

The details of your purchase order are as follow:

Trans Ref. No. : 0000B2C9
Deduct Value : S$10.00
Date/Time : 25/02/2003, 11:29:47

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5



TAX INVOICE / RECEIPT

Receipt No : RCB0000000056773
Date/Time : 25/02/2003 11:29
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111000110596707
EP Ref No : 0000B2C9

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 9016decdb30ce5d1-2522003-11286-1908183783

Please print a copy of the receipt for your reference.



REGISTRY OF COMPANIES AND BUSINESSES
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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000056773

Transaction No.	Company Registration No.	Company Name
C030039785	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.



DBS GROUP HOLDINGS

24 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua
Bank Executive
Secretariat
6878 6444 (DID)

Enc

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER 1
SINGAPORE 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2201565F	MOHAMED NAWAZ JIFFRY VILCASSIM	Individual



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S2201565F**

Identification Type : * **NRIC**

Name : * MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127678 Retrieve Address

Block/House No. : 105

Street Name : **WEST COAST PARK**

Unit : # -

Building/Estate Name : **FABER HILLS**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted
Ordinary	SINGAPORE DOLLAR (099)	1		25200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share (s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 25200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/02/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2201565F	MOHAMED NAWAZ JIFFRY VILCASSIM	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1468906679.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1468906679.00**	**86084215.00**	**0.00**



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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	
Payment Date :	25/02/2003

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You are making NETS CashCard payment.

The details of your purchase order are as follow:

Trans Ref. No.	: 0000B2C4
Deduct Value	: S$10.00
Date/Time	: 25/02/2003, 11:15:51

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TAX INVOICE / RECEIPT

Receipt No : RCB0000000056755 Date/Time : 25/02/2003 11:15
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : NETSCash
Card No : 1111000110596707
EP Ref No : 0000B2C4

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 9016decdb30ce5d1-2522003-111413-443402

Please print a copy of the receipt for your reference.



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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000056755

Transaction No.	Company Registration No.	Company Name
C030039752	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

 DBS GROUP HOLDINGS

03 MAR 25 AM 7:21

March 17, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Shanny Wee (Ms)
Bank Executive
Secretariat
(65) 6878 6141 (DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 10,600 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 1998 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,077,328 10,600	1,469,077,328 10,600	Before Exercise Less Exercise	35,195,535 10,600
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,087,928	1,469,087,928	After Exercise	35,184,935

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature 
Date 17 March 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,600	$7.69	$81,514.00	
10,600	Total value of shares exercised =	$81,514.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution) Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1179193Z [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YEE LAY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150013 [Retrieve Address]

Block/House No. : 13

Street Name : **JALAN BUKIT MERAH**

Unit : # 08 - 5042

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/03/2003 (dd/mm/yyyy)

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Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/03/2003 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1179193Z	TAN YEE LAY	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual
S1179193Z	TAN YEE LAY	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469087928.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469087928.00**	**86084215.00**	**0.00**



DBS GROUP HOLDINGS

03 MAR 27 7:21

March 17, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Shanny Wee (Ms)
Bank Executive
Secretariat
(65) 6878 6141 (DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 25,200 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 1998 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,052,128 25,200	1,469,052,128 25,200	Before Exercise Less Exercise	35,220,735 25,200
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,077,328	1,469,077,328	After Exercise	35,195,535

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature 
Date 17 March 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,200	$7.69	$193,788.00	
25,200	Total value of shares exercised =	$193,788.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE

SINGAPORE 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

ORDINARY RESOLUTION 320030317102710.doc

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : HOH KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0009799C**

Identification Type : * **NRIC**

Name : * CHUA THIAM CHWEE ANDREW

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 119370 Retrieve Address

Block/House No. : 43

Street Name : **JAMBOL PLACE**

Unit : # -

Building/Estate Name : **CHELSEA VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

		Share	
Ordinary	SINGAPORE DOLLAR (099)	1	25200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 25200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/03/200 (dd/mm/yyyy)

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To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009799C	CHUA THIAM CHWEE ANDREW	Individual


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009799C	CHUA THIAM CHWEE ANDREW	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469077328.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469077328.00**	**86084215.00**	**0.00**



REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

TAX INVOICE / RECEIPT

Receipt No : RCB0000000070434   Date/Time : 17/03/2003 16:25
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : PCTrans
Card No : 4541833000734998
EP Ref No : 303031716153625

Address : Address not set for this user

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 97bf5b874b5802da1732003-162913-155202139

Please print a copy of the receipt for your reference.